November 16, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Michael Davis

 Celeste Murphy

Re:	SQZ Biotechnologies Company
Registration Statement on Form S-3
Filed November 12, 2021
Registration No. 333-260980

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 18, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as SQZ Biotechnologies Company (the “Company”) or its counsel may request via telephone call to the staff. Please contact Wesley C. Holmes of Latham & Watkins LLP, counsel to the Company, at (617) 948-6027, or in his absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

SQZ Biotechnologies Company

By:	/s/ Armon Sharei
Armon Sharei, Ph.D.
Chief Executive Officer

cc: Peter N. Handrinos

     Wesley C. Holmes